UIL Holdings Corporation	Richard J. Nicholas
157 Church Street	Executive Vice President and
PO Box 1564	Chief Financial Officer
New Haven, CT 06506-0901
Phone 203.499.2399
Fax 203.499.3664

September 25, 2013

VIA EDGAR

Andrew D. Mew
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC  20549

Re:	UIL Holdings Corporation
Form 10-K for the fiscal year ended December 31, 2012
Filed February 21, 2013
File No. 001-15052

Dear Mr. Mew:

UIL Holdings Corporation (“UIL Holdings”) is in receipt of your letter to James P. Torgerson, its President and Chief Executive Officer, dated September 19, 2013, supplemental to your letter of August 30, 2013, with respect to the review by the Securities and Exchange Commission of the above-referenced filing and which contained comments regarding such filing.

Set forth below are our responses to the comments in your September 19, 2013 letter.  Our responses below are keyed to the sequential numbering of the comments and to the headings used in your letter.  Your comments appear in bold and our responses and supplemental information appear in regular type.

Your supplemental comments Nos. 1 through 4 sought additional information regarding our responses to your initial comments No. 1, 2, 10 and 11.  As a result, we have filed with the Securities and Exchange Commission Form 10-K/A Amendment No. 2 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 to include the additional disclosures requested in comments 2, 3 and 4 of your letter dated September 19, 2013, and provide herein below additional information about accounts receivable and unbilled revenue as requested in comment 1 of your letter dated September 19, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows, page 35

1.	We note your response to comment 1 in our letter dated August 30, 2013, within which you state the increases in accounts receivable and unbilled revenues in 2012 are directly correlated to increases in sales as compared to 2011, and that these fluctuations and related explanations are disclosed on pages 44 and 45. You disclose on page 44 that from 2011 to 2012, “UI’s operating revenue decreased by $14.2 million,” representing your electric distribution and transmission, and you disclose on page 45 that from 2011 to 2012 the “Gas Companies’ operating revenue decreased by $69.4 million.” Please tell us why you believe your disclosures on pages 44 and 45 are consistent with the third paragraph of your response.

Furthermore, we note the aggregate increase of accounts receivable and unbilled revenues from December 31, 2011 to 2012 based on your consolidated balance sheet on page 52 is $62.3 million, or a 24.7% increase. Given the significant increase in accounts receivable and unbilled revenues despite a decrease in revenue, we are reissuing the portion of our comment requesting a more detailed analysis of the underlying reasons for changes in these accounts. As you state in your response that collectability is not a reason for the variances, please tell us the factors driving this increase, such as the impact, if any, of sales activity during months leading up to the reporting date, along with supporting financial and non-financial information.

Response:  Neither our initial response nor the disclosures on pages 44 and 45 fully explained the variability in accounts receivable and unbilled revenues.  To clarify, the accounts receivable and unbilled revenue amounts outstanding as of December 31, 2012 and 2011 relate primarily to the sales incurred in October, November and December of the respective year.  The reasons for the increases in accounts receivable and unbilled revenues in 2012 are directly correlated to increases in sales, primarily related to gas distribution, in the fourth quarter of 2012 as compared to the fourth quarter of 2011.  This increase in sales in the fourth quarter was primarily due to the colder weather in the fourth quarter of 2012 as compared to the fourth quarter of 2011.   Temperatures were 10.5% colder in the fourth quarter of 2012 as compared to the fourth quarter of 2011 which resulted in an increase of 551 heating degree days in the fourth quarter of 2012.  The gas distribution business had operating revenue of $226.2 million in the fourth quarter of 2012 compared to $178.3 million in the fourth quarter of 2011.  Retail gas sales increased by 3.3 million mcf in the fourth quarter of 2012 when compared to the fourth quarter of 2011.

UIL Holdings will expand its discussion in the “Cash Flow” disclosure in the Liquidity and Capital Resources portion of its Form 10‑Q for the quarterly period ended September 30, 2013 and prospectively to include the following illustrative language related to cash flows provided by operating activities, which would include a discussion of significant changes in accounts receivable and unbilled revenues as well as other operating assets and liabilities if appropriate:

“Cash flows provided by operating activities totaled $xxx.x million in the first nine months of 2013, compared with $247.9 million in the first nine months of 2012.  The improved/decreased operating cash flows were due primarily to [    ].  Partially offsetting these favorable/unfavorable impacts were [   ].”

Financial Covenants, page 37

2.	We note your response to comment 2 in our letter dated August 30, 2013. Please also revise to disclose the amount of restricted net assets as of the end of your most recently completed fiscal year. Refer to Rule 4-08(e)(3)(ii) of Regulation S‑X.

Response:  The amount of restricted net assets as of December 31, 2012 was approximately $578.9 million, of which approximately $124.7 million related to UI’s equity investment in GenConn.  UIL Holdings has included this information in its Form 10-K/A Amendment No. 2 to its Annual Report on Form 10‑K for the year ended December 31, 2012 in the Long-Term Debt section of Note B on page 22.

Item 8. Financial Statements and Supplementary Data

Note (A). Statement of Accounting Policies

Regulatory Accounting, page 62

3.	We note your response to comment 10 in our letter dated August 30, 2013, and are reissuing our comment. Please revise to disclose the nature and amount of any regulatory assets not earning a return as required by ASC 980-340-50-1.

Response:  UIL Holdings has certain regulatory assets that do not earn a regulated return, the most significant being the regulatory assets for the contracts for differences (CfDs) which totaled $176.6 million at December 31, 2012 as disclosed on pages 62 and 63 of UIL Holdings Annual Report on Form 10-K.  UIL Holdings has included this information in Form 10-K/A Amendment No. 2 to its Annual Report on Form 10‑K for the year ended December 31, 2012 in its introductory paragraph to the table of regulatory assets and liabilities in Note (A) Statement of Accounting Policies on page 15 which reads as follows:

“Unless otherwise stated below, all of UIL Holdings’ regulatory assets earn a return.  UIL Holdings’ regulatory assets and liabilities as of December 31, 2012 and 2011 included the following:”

The CfDs do not earn a return as the recording of this asset is the result of the quarterly market analysis and associated net value of the underlying derivatives.  UIL Holdings has included this information in Form 10-K/A Amendment No. 2 to its Annual Report on Form 10‑K for the year ended December 31, 2012 in footnote (g) to the table of regulatory assets and liabilities in Note (A) Statement of Accounting Policies on page 16 which reads as follows:

“(g)  Asset life is equal to delivery term of related contracts (which vary from approximately 7-15 years); balance fluctuates based upon quarterly market analysis performed on the related derivatives (Note K); amount, which does not earn a return, is fully offset by corresponding derivative asset/liability.”

In addition, any accrued revenue associated with UI’s distribution revenue decoupling tracker is not subject to carrying charges, is not included in UI’s distribution rate base and, therefore, is not earning a return.  The balance for decoupling owed to UI from ratepayers as of December 31, 2012 was $7.9 million and is included in the “Other” line item in the table of regulatory assets and liabilities in Note (A) Statement of Accounting Policies.  UIL Holdings has included this information in Form 10-K/A Amendment No. 2 to its Annual Report on Form 10‑K for the year ended December 31, 2012 in footnote (k) to the table of regulatory assets and liabilities in Note (A) Statement of Accounting Policies on page 16 which reads as follows:

“(k)  Amortization period and/or balance vary depending on the nature, cost of removal and/or remaining life of the underlying assets/liabilities; asset amount includes decoupling ($7.9 million) and certain other amounts that are not currently earning a return.”

Stock-Based Compensation, page 64

4.	We note your response to comment 11 in our letter dated August 30, 2013. You disclose certain grant and forfeiture activity occurring during fiscal year 2012 related to performance shares and restricted stock on page 65, as well as similar activity occurring during fiscal year 2011 on page 65 of your Form 10-K for the fiscal year ended December 31, 2011. As you granted share awards during current and prior periods, it would appear that awards are outstanding as of December 31, 2012 and 2011. Please tell us where you have included all of the balance and activity related disclosures for non-stock options awards required by ASC 718-10-50-2(c)(2).

Response:  As of December 31, 2012, the number of unvested restricted stock and performance shares totaled 400,019, or approximately 0.8% of the outstanding shares at that time.  Additionally, as noted in Note A on page 65 of UIL Holdings’ Annual Report on Form 10-K, UIL Holdings recorded compensation expense totaling $4.9 million, or approximately 2.7% of consolidated pretax earnings in 2012.  Due to immateriality, we determined that certain disclosures were not needed and were omitted and the information disclosed under “Stock-Based Compensation” includes what we believe are the relevant disclosures.  The foregoing notwithstanding, we have enhanced our disclosure in Form 10-K/A Amendment No. 2 to our Annual Report on Form 10‑K for the year ended December 31, 2012 to include the balance and activity related disclosures for non-stock option awards as required by ASC 718-10-50-2(c)(2).  Please refer to page 18 of Form 10-K/A Amendment No. 2 for such disclosure.

UIL Holdings hereby acknowledges that: (i) UIL Holdings is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) UIL Holdings may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions regarding our responses to your comments, please call me at 203-499-2399.

Sincerely,

/s/ Richard J. Nicholas
Richard J. Nicholas
Executive Vice President and
Chief Financial Officer

cc:	James P. Torgerson (UIL Holdings Corporation)
Linda L. Randell (UIL Holdings Corporation)
Leonard Rodriguez (UIL Holdings Corporation)